FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313 and 333-149486).

YPF Sociedad Anónima

Item

1	English translation of information presented to the National Securities Commission and Buenos Aires Stock Exchange on March 8, 2010 regarding Oil and Gas Reserves as of December 31, 2009

City of Buenos Aires, March 8, 2010

INFORMATION ON OIL AND GAS RESERVES (UNAUDITED)

The following information is presented in order to comply with the requirements of Resolution 541/08, “Disclosures about Oil and Gas Reserves” of the National Securities Commission (“Comisión Nacional de Valores”).

Oil and gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering available data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided by contractual arrangements, but not on increases based upon future conditions. Proved developed oil and gas reserves are reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with the rules and regulations of the SEC. The choice of method or combination of methods employed in the analysis of each reservoir was determined by experience in the area, stage of development, quality and completeness of basic data, and production history. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumption upon which they were based. The reserve estimates were subjected to economic tests to determine economic limits.

In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from our reported reserves despite the fact that such payments are referred to as “royalties” under local rules. We follow the same methodology in reporting our production amounts.

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2009 and the changes therein.

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2009
	Argentina		Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	579		1	580
Revisions of previous estimates	39		1	40
Extensions, discoveries and improved recovery	29		—	29
Production for the year(2)	(110)		(1)	(111)

End of year(2)	537	(1)	1	538

Proved developed reserves
Beginning of year	450		1	451
End of year	428		1	429

Proved undeveloped reserves
Beginning of year	129		—	129
End of year	109		—	109

Company’s share in equity method investees’ proved developed and undeveloped reserves	2		—	2

(1)	Includes natural gas liquids of 83 as of December 31, 2009.
(2)	Proved reserves of crude oil, condensate and natural gas liquids as of December 31, 2009 include an estimated approximately 67, condensate and natural gas liquids, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Crude oil, condensate and natural gas liquids production for the year 2009 includes an estimated approximately 14 in respect of such types of payments.

	Natural gas (Billions of standard cubic feet) (2)
	2009
	Argentina	Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	3,096	3	3,099
Revisions of previous estimates	36	0	36
Extensions and discoveries	70	—	70
Production for the year(1)(2)	(532)	(1)	(533)

End of year(2)	2,670	2	2,672

Proved developed reserves
Beginning of year	2,216	3	2,219
End of year	2,100	2	2,102

Proved undeveloped reserves
Beginning of year	880	—	880
End of year	570	—	570

Company’s share in equity method investees’ proved developed and undeveloped reserves	49	—	49

(1)	Excludes quantities which have been flared or vented.
(2)	Proved reserves of natural gas as of December 31, 2009 include an estimated approximately 280, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production for the year 2009 includes an estimated approximately 56 in respect of such types of payments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 9, 2010	By:	/S/ GUILLERMO REDA
	Name:	Guillermo Reda
	Title:	Chief Financial Officer